SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May 2002

Delta Galil Industries Ltd.
(Translation of registrant's name into English)

Textile Building, 2 Kaufman Street, Tel Aviv 68012, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X   Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein are (1) a press release dated May 14, 2002, and (2) a translation of an immediate report to the Israel Securities Authority and the Tel Aviv Stock Exchange dated May 15, 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Delta Galil Industries Ltd.
(Registrant)

By:
Name: Aviram Lahav
Title: Chief Financial Officer

Date: May 13 , 2002

DELTA

GALIL INDUSTRIES LTD.

EARNINGS RELEASE

Delta Galil Announces $0.14 EPS and $2.6 Million Net Profit for First Quarter 2002, Excluding Non-Recurring Items EPS $ 0.10 Including Non Recurring Items

Sales to Marks & Spencer Increase, Sales to North America Decrease

Tel Aviv, Israel - May 14, 2002 - Delta Galil Industries Ltd. (NASDAQ: DELT), the global provider of private label intimate apparel, men's underwear, socks, baby wear and leisurewear, today reported first quarter sales of $124.8 million, a decrease of 7 percent over the comparable quarter of 2001. North America accounted for 52 percent of total first quarter sales, Europe for 40 percent and Israel for 8 percent.

Delta's sales in North America decreased 12 percent for the first quarter, totaling $64.5 million, compared to $73.5 million in the first quarter of 2001.

Arnon Tiberg, Delta's President and CEO noted that the decrease in sales to the North American market for the first quarter reflects the challenging economic environment. He also stated that the specialty and department store segment of the US market has been particularly affected by this environment.

Delta's North American sales to specialty and department stores dropped 17 percent in the first quarter, totaling $24.7 million compared to $29.6 million in the first quarter of 2001. The drop is partially attributed to the loss of sales to one of the men's underwear category customers due to the customer's decision to pull out of the men's category. Sales to Victoria's Secret decreased 6 percent in the first quarter of 2002 to $9.8 million, compared to $10.5 million in the first quarter of the previous year.

Sales to the US mass market decreased 9 percent to $39.8 million compared to $43.9 million in the first quarter last year. The decrease is mainly attributed to the cessation of sales to Kmart in the first two months of 2002. Excluding sales to Kmart, sales to the US mass market grew by 2 percent in the first quarter compared to first quarter of 2001.

Delta's sales to its largest customer, UK chain Marks & Spencer, increased 8 percent in Pound Sterling terms for the first quarter. Sales to Marks & Spencer increased 5 percent in Dollar terms, totaling $37.6 million.

"The improvement in sales to Marks & Spencer mirrors the general recovery in the Marks & Spencer business overall, as well as Delta's improved business with M&S," Mr. Tiberg commented.

The Company recorded several non-recurring expenses during the first quarter that relate to the companies acquired in the United States. Delta signed an agreement for the cancellation of a contract with a supplier. The agreement includes the purchase of a building, machines and equipment and a payment of a penalty due to the cancellation of the contract. Delta made a provision of $2.0 million relating to the cancellation of the contract. This provision is included in cost of goods sold. In addition, during the first quarter Delta provided $0.4 million for the closure of the company's sewing plant in the Dominican Republic. This provision is included in restructuring expenses.

Delta also recorded a $1.0 million capital gain from the realization of an investment in an associated company. The capital gain is included in other income.

The total impact of these non-recurring items on net profit and earnings per share for the first quarter of 2002 amounted to a decrease of $0.8 million or $0.04 per share, respectively.

Net profit for the first quarter amounted to $1.8 million or $0.10 per share, a decrease of 37 percent and 33 percent respectively from the same period last year. Net profit for the first quarter, before non-recurring items, amounted to $2.6 million or $0.14 per share, a decrease of 21 percent and 18 percent respectively from the same period last year. Non-recurring items for the first quarter of 2001 included expenses relating to the closure of a sewing plant.

Operating profit for the first quarter decreased 61 percent to $2.6 million compared to $6.6 million in the first quarter of last year. Operating profit for the first quarter, before non-recurring items, dropped 33 percent to $5.0 million as compared to $7.5 million in the same period in 2001.

Dov Lautman, Chairman of Delta, stated that the Company continues the process of making strategic changes to its organizational structure. The reorganization will include a new managerial structure divided geographically, instead of by product category. "The global market place has changed dramatically over the last few years and Delta's growth and expansion during this time has made it imperative to reposition the Company in order to ensure Delta's return to its historic growth pattern. The reorganization will help lay the groundwork for Delta's future development by enabling us to address the complexity and flexibility demanded by today's marketplace, and improve growth and profitability."

Beginning with the fourth quarter of 2001, the Company changed its method of accounting from Israeli GAAP to US GAAP. The results of prior periods were adjusted accordingly.

Chief Financial Officer Aviram Lahav noted that the devaluation of the NIS versus the Dollar during March and April will contribute to improved profitability in the coming quarters of 2002.

Operating cash flow for the first quarter totaled $1.9 million, as compared to $21.3 million in the first quarter of 2001. The decrease is mainly attributed to increased collection of receivables during the first quarter of 2001.

The board of directors of the Company announced the distribution of a dividend of approximately $1.0 million, or $0.05 per share, for the first quarter of 2002, payable to shareholders of record on May 26, 2002.

Delta also announced that during the period from October 14, 2001 until May 14, 2002 the Company purchased a total of 242,332 of its ordinary shares for an aggregate amount of approximately $2.0 million, as part of the Company's previously announced plan to repurchase its share for an amount of up to $3.0 million. The repurchased shares represent 1.26 percent of the Company's outstanding shares.

Management will conduct a teleconference tomorrow, May 15, at 10:00 a.m. Eastern Time to discuss first quarter results. To participate, please dial (US) 877-281-1524 or 866-500-4964 or (International) 972-3-925-5910, several minutes prior to start. No confirmation number is required.

Delta Galil is a leading global manufacturer of quality apparel for the mass market sold under brands such as Ralph Lauren, Donna Karan, Calvin Klein, Hugo Boss and Nike. Recognized for product innovation and development, Delta's products are sold worldwide through retailers including Marks & Spencer, Victoria's Secret, GAP, Banana Republic, Carrefour, J. Crew, Target, Wal-Mart, Kmart and others. Headquartered in Israel, Delta operates manufacturing facilities in Israel, Scotland, Jordan, Egypt, Turkey, Eastern Europe, North and Central America, Caribbean and Far East. Delta concluded its U.S. IPO in March of 1999. For more information, please visit our website: www.deltagalil.com.

(This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of DELTA Galil Industries Ltd.. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the company to differ materially from those described therein. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.)

Contacts:

Aviram Lahav	**Delta Galil Industries Ltd.**	**Tel: +972-3-519-3744**
Rachel Levine	**The Anne McBride Company**	**Tel: +212-983-1702**

FINANCIAL TABLES FOLLOW

DELTA

GALIL INDUSTRIES LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

	March 31		December 31
	2002	2001	2001
	In US $ thousands		
Assets:			
Current assets:			
Cash and cash equivalents	14,145	7,663	12,762
Accounts receivable:			
Trade	79,994	87,207	84,640
Other	22,502	17,436	20,144
Inventories	128,981	128,348	132,987
Associaed company	1,532	1,486	1,520
Total current assets	247,154	242,140	252,053
Investments and long-term receivables	10,914	11,232	11,579
Property, plant and equipment	113,135	119,118	117,397
Other assets and deferred charges	44,196	44,763	44,215
	415,399	417,253	425,244
Liabilities and shareholder's equity:			
Current liabilities:			
Short-term bank credit	94,458	77,989	93,301
Current maturities of debentures		1,226	623
Accounts payable and accruals:			
Trade	47,668	55,636	59,604
Other	27,475	33,519	25,045
Proposed dividend	356		
Total current liabilities	169,957	168,370	178,033
Long-term liabilities:			
Deferred income taxes	14,151	14,724	13,649
Liability for employees rights upon retirement	4,900	5,854	4,951
Loans and other liabilities (net of current maturiti	24,676	31,542	26,456
Total long-term liabilities	43,727	52,120	45,056
Total liabilities	213,684	220,490	223,089
Minority interest	3,236	3,644	3,687
Shareholders' equity	198,479	193,119	198,468
	415,399	417,253	425,244

Tel-Aviv, May 15, 2002

To	To	To
Securities Authority	Tel-Aviv Stock Exchange	Registrar of Companies
22 Kanfei Nesharim St.	54 Ahad Ha'am St.	P.O. Box 767
Jerusalem 95464	Tel-Aviv 65202	Jerusalem
by registered mail and fax: 02-6513940	**by fax: 03-5105379**	**by registered mail**

Ladies and Gentlemen:

Re: Delta Galil Industries Ltd. ("Company") - immediate report

We hereby notify you that in the company's Board meeting, dated May 14, 2002, it was resolved to distribute an interim dividend of $ 0.05 per share (based on the exchange rate of the Dollar on payment date) for the first quarter of 2002.

This amount represents approximately 0.233 NIS per share based on the exchange rate of the Dollar on March 31, 2002.

It was resolved that the ex-dividend day shall be May 27, 2002.
It was resolved that the payment day shall be June 11, 2002.

The withholding tax rate that shall be deducted from an Israeli resident company is 0%, and from an individual and a foreign resident shall be 25%.

The above tax rate is subject to the final approval of the tax authorities.

Yours respectfully,

Yossi Hajaj, Treasurer and Secretary of the Company
Delta Galil Industries Ltd.
Public Company number 520025602

This report was sent by fax:

To the Securities Authority: on the day of May 15, 2002 _____.
To the Tel-Aviv Stock Exchange: on the day of May 15, 2002 _____.